PORTAGE BIOTECH INC.
Mailing Address: c/o Portage Services Ltd 47 Avenue Rd., Suite 200 Toronto, ON M5R 2G3 Canada	Registered Address: FH Corporate Services Ltd., of FH Chambers P.O. Box 4649 Road Town Tortola, British Virgin Islands

January 31, 2014

Ontario Securities Commission
20 Queen Street West
Suite 1900
Toronto, ON
M5H 3S8

Dear Sirs or Mesdames:

Re: Confirmation of mailing for Portage Biotech Inc. (the “Company”) for the Annual and Special Meeting of Shareholders’ proxy-related material

We confirm that on January 31, 2014, we sent by pre-paid mail the following materials to all registered holders and non-objecting beneficial shareholders of common shares of the Company:

•	Notice-and-Access;
•	Form of Proxy or Voting Instruction Form; and
•	Form for the Request for Financial Statements.

Portage Biotech Inc. has elected to utilize notice-and-access for proxy solicitation instead of the traditional physical delivery of material, and has posted all Annual General Meeting related materials online. Meeting materials are available electronically on the Company’s SEDAR profile at http://www.sedar.com and on the Company’s website www.portagebiotech.com/investor-relations/annual-general-meeting-information/agmi-2013.

Yours truly,

/s/ Kamlesh Shah
Kamlesh Shah, CA CPA
Portage Biotech Inc.
Chief Financial Officer

Tel: 416-929-1806 | Fax: 416-929-6612

WWW.PORTAGEBIOTECH.COM